Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
[The following letter was included in Siebel’s CustomerWorld Magazine in connection with its Siebel CustomerWorld 2005 user conference commencing October 16, 2005]
LETTER FROM THE TOP

Siebel Systems was founded on the premise that customer information and customer relationships could be leveraged to drive revenue growth and long-term competitive advantage. Based on that conviction, we have invested more than $2 billion in research and development to develop the industry’s most complete and robust customer relationship management (CRM) product suite. Today we also offer industry-leading business intelligence solutions, customer data integration solutions, and a full range of integrated solution sets that help companies optimize their most important customer-facing processes.
We are proud of what we’ve built with you, our customers. And our belief in the value of CRM has never been stronger. Consider this: An Accenture study earlier this year found that 40% of the difference in revenue growth and 38% of the difference in shareholder value between high- and low-performing companies is directly linked to the ability to enhance customer loyalty. A separate study by PricewaterhouseCoopers determined that revenues in aggressively customer-focused firms grew 46% faster over a five-year period than they did in firms with less customer orientation. And a survey by IBM found that customer relationships were the most important ingredient in companies’ financial success, registering twice the impact of product innovation and three times the impact of the firm’s cost position.
Given the ever-increasing importance of CRM, we are excited to become the centerpiece of Oracle’s Project Fusion CRM. As you know, Oracle announced the signing of a definitive agreement to acquire Siebel Systems on September 12. This is great news for Siebel customers and partners alike. The combination of our best-in-class CRM solutions with Oracle’s global reach and deep technical capabilities assures our customers’ continuing success. This is a beneficial business combination that will allow us to be even more effective in delivering best-in-class CRM solutions to you in the years to come.
The time for this transaction could not be better. Both Siebel and Oracle are in the process of developing the next generation of applications. We share a common architectural vision and look forward to developing an integrated family of application components built upon a modern service-oriented architecture.
Thank you for helping us build this great company. As we enter this next phase in our industry, we are confident that you will be the ultimate winner. It remains a personal and professional privilege for each of us at Siebel Systems to serve you, and we look forward to working together to write this exciting new chapter of our history.

Sincerely,

/s/  George Shaheen
George Shaheen
CHIEF EXECUTIVE OFFICER
SIEBEL SYSTEMS, INC.

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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.

Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.